[The TJX Companies, Inc. Letterhead]

September 28, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Tia Jenkins

Re:	The TJX Companies, Inc. — Responses to Comments on Form 10-K for the fiscal year ended January 28, 2012 and filed March 27, 2012, File No. 001-04908

Dear Ms. Jenkins:

On behalf of The TJX Companies, Inc. (“TJX”), I am writing to respond to the comments on TJX’s Form 10-K for the fiscal year ended January 28, 2012 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in its letter of August 30, 2012. For your convenience, I have included each comment prior to the response.

Form 10-K for the Fiscal Year Ended January 28, 2012

General

1.	Comment: We note the disclosure on page four and statements elsewhere about your opportunistic buying strategy, which appears to involve purchasing items late in the inventory cycle for both the current and future selling season. Your disclosure on page four also indicates that a small percentage of merchandise is private label merchandise produced for you by third parties. The disclosure under “Liquidity and Capital Resources – Operating Activities” indicates that the amount of “pack-away inventory” has increased in each of the last two years. With a view to enhanced disclosure in future filings, and to the extent material, please quantify the amounts of pack-away and private label inventory, describe any known trends in these inventories, and include additional narrative disclosure explaining each purchase strategy within the context of your business model. Please provide us with proposed draft disclosure, as applicable.

Response:

Our overall purchasing strategy is to acquire desirable, quality, branded and other merchandise to offer in our stores at prices substantially below regular prices for comparable merchandise at department and specialty stores. Our flexible business model permits our buying organization to execute this strategy in a variety of ways, depending on market conditions and other factors. In future Form 10-K filings, we propose to include additional disclosure about packaway and private label purchases in the Business section to enhance disclosure of these aspects of our purchasing strategy in the context of our business model, comparable to the disclosures set forth below.

Proposed disclosure with respect to packaway:

We buy some merchandise that is available in the market with the intent to store that inventory for sale typically in future selling seasons. We generally make these purchases, referred to as packaway, in response to opportunities in the marketplace to buy merchandise we believe has the right combination of brand, fashion, quality and price, to supplement the product we expect to purchase later for those future seasons.

Proposed disclosure with respect to private label:

We develop some merchandise that is produced for us under in-house and licensed brands. We generally acquire this type of merchandise, referred to as private label, to supplement the depth or fill gaps in assortment of the product we offer.

We respectfully advise the Staff that we do not intend to quantify the amounts of packaway or private label merchandise in future filings as part of our enhanced disclosure. While we use these types of purchases as part of our overall buying strategy, we do not record inventory according to these categories on a consolidated basis and we do not believe this information is material to investors. As noted in the comment letter, we had identified an increase in packaway inventory as a factor describing year-over-year changes in a single line item at various points in time—that is, changes in our merchandise inventories shown in our fiscal 2011 and 2012 Statements of Cash Flows —based on information available to us. However, on an ongoing basis, inventories are affected by various factors including, among other things, the substantial growth in our business and the rate of inventory turns.

Furthermore, we believe both the amount of packaway inventory and the amount of private label inventory shipped to our stores annually have remained relatively consistent in the last two fiscal years when considered as a percentage of the overall inventory shipped to our stores annually. We do not believe that either our packaway inventory or our private label inventory during the last two fiscal years reflected any known trends of the type identified under Regulation S-K, Item 303, including any that would or were reasonably likely to have resulted in a material change in our liquidity. We do not currently know of any such trends with respect to packaway or private label inventories, nor do we believe that quantification of packaway or private label is material to an understanding of our business taken as a whole. We remain mindful of our obligations under Regulation S-K for future filings, including disclosure of any such known trends or material business practices relating to working capital.

Consolidated Statements of Shareholders’ Equity, page F-6

2.

Comment: We note your presentation of the two-for-one stock split as a single line item in your Statement of Stockholders’ Equity rather than retroactively restating the share amounts in this statement. However, we do note that your share amounts in the footnotes of your financial statements, specifically the share amounts in Note E, were given retroactive treatment and therefore do not agree to the share amounts in your Statement of Stockholders’ Equity. Please confirm, in future filings, that you will revise your Statement of Stockholders’ Equity to give retroactive effect for the two-for-one stock split to all shares outstanding pursuant to SAB Topic 4:C.

Response: In future filings, we will revise our Statement of Stockholders’ Equity to give retroactive effect for the two-for-one stock split to all shares outstanding. We respectfully advise the Staff that while SAB Topic 4:C requires retroactive presentation of the two-for-one stock split on the Balance Sheet (as the stock split occurred after the Balance Sheet date but before financial statements were issued), it does not discuss the treatment of prior share information on the Statement of Shareholder’s Equity. After careful consideration of the alternative presentations, we decided to show the split as a transaction on the Statement of Stockholders’ Equity to provide a clear indication of the occurrence of the split on the face of the statement, which we believed could be helpful for investors.

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As requested, TJX hereby acknowledges that: (i) TJX is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) TJX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call me at (508) 390-2777 if you have any questions or require additional information.

Sincerely,

/s/ Ann McCauley

Ann McCauley

Executive Vice President & General Counsel

cc:	Scott Goldenberg

Mary E. Weber, Esq.